Greenbaum, Rowe, Smith, Ravin, Davis & Himmel, LLP
Metro Corporate Campus One, P.O. Box 5600
Woodbridge, New Jersey 07095-0988

August 9, 2004

VIA EDGAR

U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Entrada Networks, Inc. Form SB-2 A/2 Registration No.: 333-112649

Ladies and Gentlemen:

On behalf of our client, Entrada Networks, Inc. (the "Company"), we hereby request the withdrawal of the above referenced Registration Statement. As discussed with the staff, the Company intends to file a new Registration Statement that will not include the shares issued in the acquisition of Microtek. The Registration Statement has not become effective and no shares have been sold under the Registration Statement.

Please contact me with any questions, and thank you for your consideration.
Very truly yours,

Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
/s/ Raymond Felton

W. RAYMOND FELTON

Cc:  Kanwar J.S. Chadha, Ph.D.
     Entrada Networks, Inc.